Exhibit 99.1

Volvo Finalizes Acquisition of Ingersoll Rand's Road Development Equipment Division

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 30, 2007--Today, April 30, 2007, Volvo (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) concluded the acquisition of US based Ingersoll Rand's road development equipment division, other than operations in India which will follow shortly. The division will be consolidated in the Volvo Group from May 1, 2007. The transaction was initially announced on February 27, 2007.

Volvo has now received the necessary approvals from the relevant authorities and other permits required to conclude the acquisition in all countries except India, which is expected to follow shortly.

Ingersoll Rand's operations in road development equipment comprise soil and asphalt compactors, asphalt pavers and milling machines as well as material handling equipment such as telescopic handlers and rough terrain forklifts. As previously reported, the purchase consideration for the assets amounts to about USD 1.3 billion, about SEK 8.8 billion.

Ingersoll Rand's road development division - with production facilities in the US, Germany, India and China - is headquartered in Shippensburg, Pennsylvania, US and has about 2,000 employees. Operations posted sales in 2006 of USD 864 million, with operating profit of USD 101 M.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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